Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES THE FILING OF A SHELF PROSPECTUS IN ISRAEL

ROSH HAAYIN, Israel – February 18, 2010 – Blue Square – Israel Ltd. (NYSE: BSI) (the "Company") announced that, following the Company's announcement on January 21, 2010 that it filed a draft shelf prospectus in Israel, the Company filed today a shelf prospectus (the "Shelf Prospectus") with the Israel Securities Authority and the Tel Aviv Stock Exchange in Israel.

The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise capital or debt in the future through the issuance of shares, notes, convertible notes, warrants and/or commercial paper at the discretion of the Company, subject to a supplemental shelf offering report in which the Company would describe the terms of the securities offered and the specific details of the offering.

The Company has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.  A public offering, if made, will be made in Israel to residents of Israel only.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

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Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 205 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.